

January 4, 2011

Mr. Edward T. Whelan
Chief Financial Officer
135 First Street
Keyport, New Jersey 07735

>   **Re: Energiz Renewable, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed April 13, 2010**
>   **File No. 000-27279**

Dear Mr. Whelan:

We have reviewed your response letter dated December 17, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the Quarter Ended September 30, 2010

Notes to the Financial Statements

Note I. Joint Venture Agreements

We note from your response to our comment letter dated November 30, 2010, that you confirm our comments and will comply in future filings. However, our previous comment #2 requested specific information which you did not include in your response letter. Therefore we are reissuing this comment below.

During 2010 you entered into three joint venture agreements for the development of sites in various countries and in connection with the closing of these agreements you issued stock which was expensed based on the fair value at that date. Please <u>tell us</u> and revise the notes to your financial statements in future filings to disclose if you have an ownership interest in any of these joint ventures. If so, please tell us how you intend to account for your interest in these joint ventures going forward.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(732) 298-6211